Carol McMahan
Direct: 312.454.0292
cmcmahan@synergylawgroup.com

June 22, 2015

VIA ELECTRONIC DELIVERY

Ms. Susan Block
Attorney-Advisor
Division of Corporation Finance
U. S. Securities and Exchange Commission
100 F Street, N. E.
Washington, D. C. 20549-4628

Re:         Sadiya Transport, Inc.
Registration Statement on Form S-1
Filed May 18, 2015
File Number 333-204242

Dear Ms. Block:

This letter is in response to your comment letter dated June 12, 2015 to Altaf S. Shariff, President and Chief Executive Officer of Sadiya Transport, Inc. (the “Company”), regarding the Company’s Registration Statement on Form S-1 filed May 18, 2015. We have today filed electronically on EDGAR a marked copy of the Company’s Registration Statement on Form S-1/A (the “Registration Statement”) along with this letter. These revisions incorporate the changes made in response to your comments which are itemized below.

General

COMMENT 1

1.
Prior to printing and distribution of the preliminary prospectus, please provide us with mock-ups of any pages that include any pictures or graphics to be presented. Accompanying captions, if any, should also be provided. We may have comments after reviewing the materials.

U. S. Securities and Exchange Commission
June 22, 2015

Response:

The Company will, prior to printing and distribution of the preliminary prospectus, provide you with mock-ups of any pages that include any pictures or graphics presented with accompanying captions, if any.

Registration Statement Cover Page

COMMENT 2

2.	Please review footnote 2 to the “Calculation of Registration Fee” table to specify the provision of Rule 457 of the Securities Act of 1933 relied upon.

Response:

The Company has revised footnote 2 to the “Calculation of Registration Fee” table on the cover page of the Registration Statement to provide that it is relying on Rule 457(o) under the Securities Act of 1933 in computing the amount of the registration fee.

Summary, page 3

Our Company, page 3

 COMMENT 3

3.	Please revise the first paragraph to clarify, if true, that you do not currently own any handicap friendly auto rickshaws and have not provided any transportation/taxi services to date.

Response:

The Company has revised the first paragraph of the Summary on page 3 to provide that it does not currently own any handicap friendly auto rickshaws and it has not provided any transportation/taxi services to date.

COMMENT 4

4.
Please refer to the first paragraph on page 4. We note that your auditor has issued a going concern opinion on your audited financial statements. Please revise to disclose your cash on hand as of the most recent practicable date, your monthly post-offering “burn rate” and the month you will run out of funds without additional capital.

Response:

The Company has revised the first paragraph on page 4 to disclose its cash on hand, its monthly “burn rate” and the approximate date the Company will run out of funds without additional capital.

U. S. Securities and Exchange Commission
June 22, 2015

Risk Factors, page 7

COMMENT 5

5.
Please revise to include a risk factor discussing the difficulties in establishing and maintaining effective disclosure controls and procedures and internal control over financial reporting with only one officer and director.

Response:

The Company has revised the Registration Statement to include a risk factor discussing the difficulties in establishing and maintaining effective disclosure controls and procedures and internal control over financial reporting with a single individual serving as the Company’s sole officer and director.

We May Not Be Successful at Re-Modeling our Rickshaw(s), page 7

COMMENT 6

6.
We note at page 20 under “Services,” you discuss the modifications you hope to make to rickshaws in order to make them handicap friendly. Please make this risk factor more specific to discuss the risks involved with being able to make your proposed modifications to an already built rickshaw.

Response:

The Company has included additional and more specific information in the Registration Statement regarding the modifications required to convert an auto rickshaw into a handicapped accessible vehicle.

Information with Respect to the Registrant, page 18

Description of Business, page 18

COMMENT 7

7.	Please briefly describe here your president’s experience in operating an auto rickshaw.

Response:

The Company has added information to the Description of Business section of the Registration Statement regarding Mr. Shariff’s experience in operating an auto rickshaw.

U. S. Securities and Exchange Commission
June 22, 2015

Plan of Operation, page 21

COMMENT 8

8.
Please revise to include a more detailed plan of operations for the next twelve months and then to the point of generating revenues. In the discussion of each of your planned activities, include specific information regarding each material event or step required to pursue each of your planned activities, including any contingencies such as raising additional funds, and the timelines and associated costs accompanying each proposed step in your business plan so that an investor can get a clearer understanding of how and when you expect to reach revenue generation.

Response:

The Company has included more detail in its Plan of Operation including timelines and associated costs.

COMMENT 9

9.
We note your disclosure indicates that you anticipate the cost of the purchase and the modification of a rickshaw to be $5,000. Please revise to separately disclose the anticipated cost to acquire the rickshaw and the costs to modify it.

Response:

The Company has added explanatory language regarding the separate costs of purchase and modification of the auto rickshaw.

The Company and management acknowledge and understand that they are responsible for the accuracy and adequacy of the disclosures made in their filing.

The Company further acknowledges the following:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the Company’s responses and revisions address the comments raised in your letter to the Company dated June 12, 2015. However, the Company will provide further information and make further revisions at your direction.

Very truly yours,

Carol S. McMahan